

03022802

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME United Grain Growers Limited

*CURRENT ADDRESS TD Centre
201 Portage Avenue
P.O. Box 6600
Winnipeg, Manitoba (Canada)
R3C 3A7

**FORMER NAME

**NEW ADDRESS



FILE NO. 82- 34725 FISCAL YEAR 7/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 6/13/03

2001 ANNUAL REPORT

Discipline

Performance

Endurance

STRENGTH


UGG

Meeting Farmers' Business Needs



Our BELIEFS

Customers are our first commitment
We persevere in meeting customer needs.

People create success
We foster trust, competence, commitment and job satisfaction.

Quality is achieved through personal excellence
We pursue quality in everything we do.

Sound business practices are vital
We are committed to responsible fiscal management, productivity and profit.

Our company pledges integrity
We conduct business truthfully. We do what we say.

Change creates opportunity
We encourage innovation and creativity.

CONTENTS

www.ugginvestor.com

UGG's common shares are listed on the Toronto Stock Exchange under the trading symbol UGG.

Financial | # HIGHLIGHTS

Summary of Fiscal 2001

This summary provides a brief overview of performance since United Grain Growers Limited ("the Company") became publicly traded on July 28, 1993. You will find a comprehensive review of operations and complete financial information for fiscal 2001 in the balance of this Annual Report.

In the past fiscal year, UGG posted record cash flow and consolidated earnings before interest, taxes, depreciation, and amortization, (EBITDA), and its second best net income ever. Although the livestock services segment demonstrated continued strength, these results were accomplished in spite of prolonged weakness in grain prices and shipments, which adversely affects farmers' purchases of crop inputs and grain handling volumes.

The emphasis on controlling operating expenses and capital spending is reflected in improved operating results and financial strength.

QUARTERLY EBITDA

As at July 31
(millions of dollars)



70
60
50
40
30
20
10
0
93
94
95
96
97
98
99
00
01
12 Month Moving Average

RELATIVE INDEX LEVELS – TOTAL RETURNS

As at July 31
(millions of dollars)



300
275
250
225
200
175
150
125
100
75
50
25
0
93
94
95
96
97
98
99
00
01
UGG
TSE300
Nesbitt Burns Small Cap
Notes: UGG Stock Price includes dividends which are reinvested in the month of the ex-dividend date.
The Nesbitt Burns Small Cap Index also incorporates dividend reinvestment.

MARKET CAPITALIZATION AND FUNDS INVESTED

As at July 31
(millions of dollars)



300
275
250
225
200
175
150
125
100
75
50
25
0
93
94
95
96
97
98
99
00
01
Market Capitalization
Funds Invested



UGG

Consolidated Financial Highlights

For the years ended July 31 (in thousands except per share amounts)

	2001	2000
OPERATING		
Gross profit and revenue from services	$ 222,161	$ 203,071
Earnings before interest, taxes and depreciation (EBITDA)	64,073	48,821
Operating Income	35,935	22,441
Earnings before income taxes and unusual items	16,796	5,091
Net earnings (loss)	11,746	2,183
Cash flow provided by operations	39,932	28,956
Capital expenditures and business acquisitions	29,742	56,366
FINANCIAL		
Working capital	$ 68,106	$ 70,891
Net investment in capital assets	291,137	307,202
Total assets	603,282	599,431
Shareholders' equity	234,151	226,273
RATIOS		
Adjusted leverage ratio	39.88%	52.82%
Return on average common equity before unusual items	7.33%	0.52%
PER SHARE		
Earnings (loss), before unusual items (net of tax)	$ 0.91	$ 0.06
Cash flow provided by operations	2.31	1.66

Quarterly Financial Highlights

	2001	2000
EARNINGS BEFORE INTEREST, TAXES AND DEPRECIATION *(in thousands)*		
Quarter 1	$ 3,636	$ 1,429
Quarter 2	17,675	10,175
Quarter 3	6,360	11,374
Quarter 4	36,402	25,843
NET EARNINGS *(in thousands)*		
Quarter 1	$ (5,186)	$ (5,195)
Quarter 2	8,320	(281)
Quarter 3	(2,478)	111
Quarter 4	11,090	7,548
52 WEEK EARNINGS PER SHARE (EPS)		
Quarter 1	$ 0.06	$ 0.14
Quarter 2	0.58	0.26
Quarter 3	0.42	0.20
Quarter 4	0.63	0.06
52 WEEK CASH FLOW PER SHARE (CFPS)		
Quarter 1	$ 1.72	$ 1.81
Quarter 2	2.03	1.99
Quarter 3	1.85	2.02
Quarter 4	2.31	1.66

	1999	1998	1997	1996	NOTE RESTATED 1995	1994
	$ 195,458	$ 211,391	$ 208,743	$ 191,975	$ 180,952	$ 156,030
	42,897	60,899	55,390	40,198	30,573	25,538
	22,110	43,657	38,854	24,097	15,151	12,612
	8,067	31,926	24,744	8,065	282	3,772
	3,575	16,332	9,059	5,851	(7,385)	153
	29,852	35,871	32,770	21,322	16,177	12,533
	91,049	53,760	21,904	26,826	43,894	27,725
	$ 119,249	$ 136,155	$ 101,790	$ 71,557	$ 44,573	$ 75,028
	287,442	226,304	193,323	190,308	182,079	158,228
	544,480	499,412	470,016	502,732	524,412	553,246
	233,182	234,611	161,290	133,694	130,620	140,516
	48.81%	41.81%	50.70%	60.14%	58.39%	44.57%
	1.17%	8.69%	8.51%	4.30%	(2.20%)	0.06%
	$ 0.15	$ 0.91	$ 0.89	$ 0.45	$ (0.18)	$ 0.01
	1.72	2.08	2.66	1.94	1.47	1.30

	1999	1998	1997	1996	1995	1994
	$ (398)	$ 5,029	$ 4,586	$ 3,058	$ 6,950	$ (341)
	4,603	10,384	8,253	7,347	(2,370)	5,361
	11,142	10,231	2,306	4,669	5,741	4,547
	27,550	35,255	40,245	25,124	20,252	15,971
	$ (5,154)	$ (1,799)	$ (2,497)	$ (3,260)	$ (119)	$ (3,041)
	(2,182)	1,635	798	(1,285)	(5,122)	136
	1,130	1,381	(5,441)	(2,767)	(1,331)	(524)
	9,781	15,115	16,199	13,163	(813)	3,582
	$ 0.71	$ 0.64	$ 0.52	$ (1.14)	$ 0.20	$ n/a
	0.48	0.65	0.69	(0.77)	(0.35)	0.41
	0.47	1.04	0.43	(0.90)	(0.41)	0.15
	0.15	0.91	0.66	0.45	(0.84)	(0.12)
	$ 1.95	$ 2.35	$ 1.95	$ 1.28	$ 1.55	$ n/a
	1.73	2.30	2.07	1.64	1.03	1.76
	1.79	2.60	1.75	1.52	0.92	1.76
	1.72	2.08	2.66	1.94	1.47	1.30

Corporate | # MILESTONES

Many significant events have marked UGG's eight-year history as a publicly-traded company, culminating in the strong position we find ourselves in today. Following a clear plan, we've strategically grown our business, finding innovative solutions and leading the way for our industry.



Proven
UGG

1991

UGG establishes Proven® Seed, the Company's proprietary brand. Beginning in 1992, a series of independent market surveys show that Proven Seed is in a clear brand leadership position – a corporate asset for UGG.

UGG develops a customer database, allowing the Company to track the transactions of all of its farmer customers, and enabling efficient, targeted marketing activities based on the needs of individuals.



1992

UGG establishes "Meeting Farmers' Business Needs" as the Company's core focus. Built into this concept are two imperatives – growing customer relationships and achieving operational excellence. From this point forward, everything UGG does is assessed with these criteria in mind.



1993

UGG becomes the first Canadian grain co-operative to de-mutualize and successfully go public. This allows UGG to raise the capital to enable efficient grain handling, be competitive in the market, and expand its business opportunities in both local and international markets. At this time, UGG also expands its board of directors to include 12 farmers – to better represent the Company's customer base, and three business people – to make use of external business acumen.

1994

UGG strikes a strategic alliance with Pioneer Hi-Bred™, the world's largest seed breeding company, giving UGG exclusive access to elite canola germ plasm. This has increased seed and related crop protection market share.



UGG

1995

UGG leads the way in country elevator rationalization through Country Plan, the final phase of construction of strategically-located high throughput elevators. This allows UGG to improve grain handling efficiency and take advantage of railway incentives for higher volume shipping.

UGG's client server technology wins a Computerworld Smithsonian award (Laureate, Environment Energy & Agriculture category) for efficient communication. The technology allows UGG's front line managers to access all business activity information for their customers, allowing UGG to better meet farmers' needs.

1995 & 1996

UGG enters into agreements to securitize (or sell on a revolving, limited recourse basis) up to $150 million of trade accounts receivable as well as the right to receive proceeds arising from the delivery of grain held on behalf of the Canadian Wheat Board. These arrangements result in a dramatic reduction in short-term borrowing and improved balance sheet ratios and credit.



1996

UGG is the first company in the industry to put a mobile sales force in the field. Educated through UGG's unparalleled Summit Training program, this sales team has a strong presence in each community and provides needs-based selling to customers. This helps UGG foster customer relationships and loyalty.



1997

UGG forms strategic alliances with Archer Daniels Midland, one of the world's largest manufacturers of food ingredients, and Marubeni Corporation, a major Japanese oilseed processor. This strengthened UGG's balance sheet and provided the capital to fuel investment in infrastructure and acquisitions. These partnerships also allow UGG to develop new domestic and international markets for its products.



1997

UGG ramps up acquisition of crop input, feed and livestock businesses. Between 1997 and 2001, UGG will acquire more than 20 of these companies, including Pro Form Feeds, a leading feed manufacturing business.



1998

For the first time in the Company's history, combined revenue from crop production services and other ventures surpass grain handling revenues. This proves UGG's success in diversifying its business.

1999

UGG adopts an innovative risk management strategy with Swiss Re, protecting the Company from losses due to unusually low grain handling volumes. UGG is the first business in the industry to initiate this type of insurance coverage.

2000

UGG initiates a new e-business service, Grower Link, allowing the Company's frontline sales force to focus on their core customers and maximize sales efficiency through instant access to relevant customer data. This will further increase productivity and customer satisfaction.



2001

UGG establishes UGG Financial' through a strategic arrangement with Scotiabank. This initiative reduces the debt required to finance sales to UGG customers. It also expands the financial options available to western Canadian farmers, including extended financing on crop inputs.



UGG announces a proposed merger with Agricore Cooperative Ltd. to create Agricore United, western Canada's largest agribusiness. By uniting, UGG and Agricore will be able to significantly reduce administrative and operating costs, build on each others strengths and maintain a strong presence in the face of increasing competition.

Corporate PROFILE

Strategic Overview

UGG's position of strength and leadership is a direct result of our continued focus on our core business – meeting the business needs of customers in two related industries – production agriculture and food processing. Within these industries, we are the value-added link between new technology, farming and end-use markets.

Our strong financial performance results from acting on two strategic imperatives:

- Enhancing relationships with top customers by providing one-to-one service, relevant information, and expanded and integrated customer offers, and;
- Increasing operational efficiency by leveraging assets, controlling costs, and minimizing risk.

Today we continue to grow as we seek out new markets, build alliances, provide expertise, contract production, and arrange the transportation of quality products to meet the needs of farmers and food processors in Canada and around the globe.

Legend

- High throughput elevators
- Feed mills
- Port terminals



Operations Overview

Working with our farmer and food processing customers, UGG operates in four separate yet connected service groups. Leveraging the strengths of each of these four groups improves efficiencies and compounds the value of service to customers.



GRAIN HANDLING & MARKETING

Grain Handling and Marketing utilizes an efficient network of elevators across western Canada and four port terminals providing value through the buying, handling and selling of grain and oilseeds. UGG's alliances with food processors such as Archer Daniels Midland and Marubeni strengthen our position in the grain pipeline.



CROP PRODUCTION SERVICES

Crop Production Services provides seed, fertilizer, crop protection products and agronomic services to farmers. Our proprietary seed brand, Proven Seed, is the market leader in the canola and forage seed sectors. Financing for crop inputs is provided by UGG Financial, a strategic initiative with Scotiabank.



LIVESTOCK SERVICES

Livestock Services formulates, manufactures and markets feed products for the dairy, beef, poultry, and hog industries. UGG's investment in Puratone, the second largest hog production group in western Canada, plus the acquisition of the net assets of Pro Form Feeds provide expanded markets.



FARM BUSINESS COMMUNICATIONS

Farm Business Communications is Canada's largest publisher of farm publications providing an important advertising vehicle for agribusiness, including UGG's product and service offerings. We produce four major magazine-style publications, as well as a number of smaller niche products designed to meet the interests of a broad range of farm customers.

COMPETITIVE STRENGTHS

- Well-trained and experienced sales representatives give customers a single source for seed, crop protection products, fertilizer, grain marketing, and agronomic advice.
- Highly efficient grain handling and crop input distribution facilities result in lower costs and enhanced customer service.
- Sales team in Livestock Services offer individualized feeding programs, customized financing packages, and animal nutrition expertise.
- Disciplined approach to grain logistics based on effective information systems and communication increases efficiency.
- Grower Link, a web-based customer management tool for our sales representatives delivers targeted marketing and sales information.
- Farm Business Communications produces a number of niche publications catering to specific markets enabling advertisers to target spending.
- UGG's receivables system allows flexible credit offerings customized to suit market opportunities.
- Strategic alliances provide access to markets, capital, resources, and expertise.
- Quality initiatives (ISO and HACCP) underway at port terminals and high throughput elevators ensure access to quality-conscious markets.
- Disciplined management approach to cost control, sales efficiency, and risk reduction improves operating results.
- UGG Financial enables delivery of extended financing for customers while reducing cash required to carry the receivables.
- Acquisitions and strategic investments continue to provide positive earnings results.
- Proven Seed is the leading canola and forage seed brand in western Canada.
- State-of-the-art feed mills provide high quality feeds on a very cost-effective basis.

Strategic | # OBJECTIVES



In 1992, management identified two key areas of focus within our mandate of "Meeting Farmers' Business Needs". They include increasing sales efficiency by enhancing relationships with our customers and increasing operational efficiency organization-wide. By setting specific objectives and measuring our results, we continue to fulfill these imperatives.



Enhancing relationships with customers

STRATEGIC OBJECTIVES	2001 RESULTS	FUTURE IMPLICATION
Enhance brand equity	• Proven Seed recognized as the leading brand of canola seed in a syndicated survey of western Canadian farmers • Qualitative research among farmers shows favourable response to UGG's new financing brand - UGG Financial	*Well-positioned for future growth into new markets*
Increase sales force focus on long-term, profitable relationships	• Targeted offers to top customers including tailored credit programs • Tracked customer purchases and needs with Grower Link sales automation tool • Increased crop inputs purchased by retained customers while grain tonnes remained steady	*Increased retention of key customer groups*
Develop new products and services	• Expanded financing options through UGG Financial to match farm business cycles and seasonal cash flow needs • Purchased the net assets of Pro Form Feeds of Chilliwack, B.C. to expand into new geography and new markets	*Continued diversification and development of new revenue streams*
Increase share of top customers' business	• Launched Member Business Appreciation Program to increase retention and share of customers' business • Top customers increased average fertilizer and crop protection product purchases in a shrinking marketplace • Average grain deliveries and canola seed purchases declined, reflecting overall market trends	*Continue to increase our share of customers' business and expand cross-selling opportunities*
Invest in systems that allow us to communicate with our customers and to track each relationship	• Expanded Grower Link intranet site for more in-depth knowledge of customers • Achieved 95% usage of Grower Link by sales representatives to target sales to appropriate customers • Grower Link awarded Computerworld Honors Laureate for Visionary Use of Information Technology in Environment, Energy, and Agriculture	*Continued efficiency derived from web-based customer information systems*
Increase integration of customer offers	• Continued expansion of integrated offers in feed, genetics, crop inputs and grain • Linked financing offers with production contracts and seed purchases • Increased cross-selling among crop input product lines. Seed purchases lower among all customer groups due to lower canola acres	*"Bundling" strategy links customers more closely to UGG, increased activation across product lines*
Provide a conduit for targeted communication with leading farmers	• Farm Business Communications continued to produce four major magazine-style publications as well as niche publications targeted at leading farmers • Maintained high levels of readership in an independent survey of farm publications	*Increased focus on successful farmers and synergy with UGG business objectives*

Operational Excellence

STRATEGIC OBJECTIVES	2001 RESULTS	FUTURE IMPLICATION
Increase sales force productivity	• Increased crop inputs sales per sales rep by 10% and grain tonnes purchased by 4% • Staff Efficiency Ratio improved by 2%	*Systematic, high value approach to sales*
Maintain margins	• Margin contribution from crop protection products and seed down slightly due to increased competitive pressures and a depressed farm economy • Higher margin contribution from fertilizer, livestock feed, and hog sales	*Demonstrated tenacity in challenging markets and ability to capitalize on opportunities*
Enhance employee training	• Over 1,200 training days for frontline staff • On-line distance education program succeeded in reducing travel, food and other training costs • Enhanced grain marketing and agronomic services training for sales staff • Launched quality control training related to ISO certification process at high throughput elevators	*Increased expertise and efficiency in service delivery providing value to customers*
Maintain publishing ad revenue	• Ad revenue down slightly overall in challenging marketplace for agricultural advertising. Results stronger in last two quarters	*Well-positioned for growth in an increasingly segmented market*
Leverage existing distribution network	• Increased sales of crop inputs by 3% • Maintained grain volumes (down slightly in country due to reduction in Canadian Wheat Board Shipping Program) • Increased terminal volumes by 4% • Increased sales of livestock feed by 25% and hog sales by almost 38%	*Well-positioned for future growth when agricultural economy recovers*
Improve product quality	• Submitted registration for ISO/HACCP certification of Thunder Bay and Vancouver terminals (since received) • Undertaking ISO certification of all high throughput elevators	*Improved competitiveness and access to markets through quality initiatives*
Position company for profitable growth through joint ventures and strategic alliances	• Proposed merger with Agricore will solidify leadership and strengthen financial position in the industry • Financial relationship through UGG Financial reduces debt required to finance UGG sales and expands financing opportunities	*Steady increase in internal and external business opportunities*
Control expenses and improve productivity	• Reduced Grain Operation expenses by 11% • Earnings per tonne shipped increased by 8% • Return on front-line assets for Crop Production Services increased by 3%, flat for grain • Reduced front-line salary costs by 6% in response to challenging market	*Expense control key to profitable growth*
Integrate individual businesses through a "pipeline" approach	• Grain elevator conversions to specialty crops – Underway: Herschel (malt barley), Yellow Grass (food peas) Completed: Melfort (oats), Vegreville (food peas)	*Profits grow through efficiency and inter-segment synergy*
Acquire crop input and feed businesses	• Purchased the net assets and business operations of Pro Form Feeds of Chilliwack, B.C., a division of Agro Pacific Industries Ltd. • Purchased Big Yield Ag Services Inc. of Wilkie, Saskatchewan, a retailer of fertilizer, seed and crop protection products	*Capacity expanded to accommodate sales growth*
Complete new facilities for grain handling, CPS distribution, and feed production	• Completed construction of food pea handling facilities in Vegreville • Grain handling facility at Vermilion completed • Olds feed mill in full operation • Fertilizer handling facility begins operation at Shoal Lake	*Ability to capitalize on market opportunities*
Build brand equity of FBC publications	• An independent survey reports over two-third of western Canadian farmers receive an FBC publication • Farmers report reading a high percentage of FBC publications	*On-going profit contribution and important vehicle to reach key customer groups*
Minimize risk	• UGG Financial removes receivables from balance sheet • Awarded TMI Enterprise-Wide Risk Management Award from Treasury Management International Magazine for unique risk financing program developed with Swiss Re • New grain contracting system in development designed for timely hedge execution and risk reduction • Increased rigour for credit approvals	*Reduced risk on grain and crop input pipeline earnings*
Continue enhancement of Corporate responsibilities including environment and safety	• UGG supports specific organizations such as The Arthritis Society's Joints in Motion program • Member of the 'Imagine' society, a non-profit association of companies committed to good corporate citizenship through charitable giving • Committed 1% of domestic pre-tax profit to charitable groups • Invested $1,290 per operations employee for safety and environment initiatives	*Responsible approach to corporate citizenship and safety*
Utilize the FBC communications platform	• Extensive company media placement in FBC publications • Top customer segments received trial subscriptions to FBC publications	*UGG's dialogue with farmers on new technologies and policies is enhanced cost effectively*

A Message from the CHAIRMAN



I still marvel at the vision and determination of the farmers who founded the Grain Growers Grain Company, the forerunner to UGG. Canada's first farmer-run grain co-operative was officially born at a town hall meeting on January 27, 1906 in Sintaluta, Saskatchewan.

Our founders battled tremendous odds, including a hostile grain trade and the monumental task of selling $25 shares to homesteaders who scarcely had the means to feed their own families. But in July of that year, they rented a tent on the midway of the Winnipeg Exhibition and signed up enough shareholders to allow the fledgling movement to get off the ground.

The founders of the Grain Growers Grain Company gave prairie farmers a true voice in the marketing and transportation of their grain. They accomplished it by recognizing the future of the industry and deciding to be part of it.

It has often been said the secret of Wayne Gretzky's success was his knack for knowing where the puck was going to be before it got there. I firmly believe UGG's strong industry position is due to a similar ability to anticipate change. Whether it's been the end of transportation subsidies, the entrance of new competitors, globalization or railway rationalization, UGG has consistently adapted early.

We have often moved forward, not because it was the right thing to do at the time, but rather because it was the best course of action for the situation we would face three, five or ten years down the road.

In 1993, UGG was the first of the grain co-operatives to convert to a publicly-traded structure, recognizing the advantages in accessing capital and improving liquidity for shareholders. We also led the industry in rationalizing our elevator system and investing in high throughput terminals. We have placed a major emphasis on livestock, anticipating the production shifts that would follow the end of the Crow subsidy.

Clearly, organizations do not stay static. They either grow and prosper or they wither and die. Events of the past year have demonstrated that UGG is determined to maintain a leadership role in the changing landscape of Western Canadian agri-business.

Easily, the biggest news story in the grain industry for 2000-01 was revealed just a day before the end of our fiscal year. On July 30th, UGG and Agricore announced a proposal to team up to form Agricore United, Western Canada's leading agri-business.

This decision was based on a realization that industry consolidation was inevitable and a collective determination that we were going to be there first. I would like to personally congratulate the boards and management teams of both UGG and Agricore for having the foresight to capitalize on this major opportunity.

Teaming up to form Agricore United will cut operating costs by over $50-million annually, improving our ability to offer competitive products and services to farmers. It will also enable us to build on each company's strengths. These include UGG's strengths in seed, livestock and linkages to end-user markets and Agicore's competitive advantages in special crops, farm inputs and west coast throughput capacity.

In addition to a good strategic fit, the roots of our two organizations as farmer movements are similar. When the prairie wheat pools were being formed, UGG was very supportive of their efforts. After going our separate ways in the intervening years, we are once again coming together. In a sense, we have come full circle.

Agricore United will maintain the key feature of farmer-direction, with 12 of the 15 directors elected by farmers. I believe this direct link to farmers has served us well and will distinguish us from our competitors in the future.

Events of the past year have demonstrated that UGG is determined to maintain a leadership role in the changing landscape of Western Canadian agri-business.

Nearly a century after the formation of the Grain Growers Grain Company, UGG is marking the dawn of a new era. We are doing it by adhering to the same principles that have kept us at the forefront of the industry: innovation, an openness to change and a commitment to earning farmers' business.

Like the founders of UGG and Agricore, we are taking a step that is bold and visionary – and one that represents a quantum leap into the future of Western Canadian agriculture.



Ted Allen
CHAIRMAN


A Message from the CEO

The 2001 fiscal year was historic for UGG. The company posted "best ever" results, which should be viewed in light of market and competitive circumstances. UGG also decided to meld its future with another company – through the prospective creation of Agricore United. While UGG's own return on equity remains below target, the synergies achievable through the merger will be the catapult for a quantum leap in future performance.

The Short Term & Immediate View

UGG had a year that was positive – in a tough market. Agriculture has been depressed (or in the doldrums) since the Asian flu of 1998. Adverse weather and low grain prices depressed Western Canadian crop output, and the businesses that rely on that output. In short, Mother Nature and world commodity markets dealt UGG a challenging hand in 2001.

Notwithstanding these challenges, UGG's earnings before interest, taxes and depreciation (EBITDA) grew to a record $64.1 million – five percent above the previous record. Cash flow of $39.9 million was 11% above the previous record (and 38% above last year). Net income of $11.7 million was the second best ever – and on par with the previous record if unusual items are taken out of the picture. UGG's leverage ratio declined from 53% to 40%. Total debt is sharply lower; term debt is being repaid. The balance sheet is in good shape.

Three of UGG's four business segments recorded stronger earnings before interest and taxes (EBIT). In the case of Grain Operations and Livestock Services, the improvements have been impressive.

The agri-food industry is usually regarded as low growth and mature. UGG became a publicly traded enterprise in 1993. Over the seven years since then, the Company has produced a compound annual growth rate in cash flow of 18% per year.


EBITDA AND CASH FLOW FROM OPERATIONS
As at July 31
(millions of dollars)
70
60
50
40
30
20
10
0
94 95 96 97 98 99 00 01
EBITDA
Cash Flow from Operations

UGG's compound annual growth rate in EBITDA since 1994 has been 14% per year. The company has paid a competitive yield cash dividend every year – consistent with its longer-term dividend record before becoming public. UGG may not be in a high growth sector – but the Company's performance record is respectable. We are proud to have created shareholder value within a "low growth" industry.

To the extent that UGG has been successful – relative to competitors and considering what the market has offered – it has been because of four factors. First, UGG has kept an unwavering strategic focus on providing commercial services to farmers and grain consumers. Second, UGG has had a productivity focus – balancing expense against value added. Third, UGG has been innovative – for example, breaking new ground in computing, agri-finance and risk management. Finally, UGG has had a commitment to managing the balance sheet;

UGG has kept an unwavering strategic focus on providing commercial services to farmers and grain consumers.


ADJUSTED LEVERAGE RATIO (%)
As at July 31
70
60
50
40
30
20
10
0
96
97
98
99
00
01
Adjusted Leverage Ration (%)

ensuring that debt and equity are prudently balanced over a period of years; and that capital expenditure is considered relative to cash flow prospects, and strategic priorities.

The Longer View

We can offer our customers a lower cost, more efficient level of service. For shareholders... there is the prospect of significant gain if we can execute on the business plan.

UGG management has had one eye "on the ball" for the short term – producing improvement in annual performance.

The other "corporate" eye has been fixed on the horizon, for significant strategic opportunity. In the CEO Address of last year's annual report, I said "management will put added resources to the task of seeking opportunities for alliance, joint venture, or other arrangements within the marketplace that will unleash synergy and create shareholder value". We did just that.

UGG (and Agricore) are on the brink of a historic transformation. By merging, shareholders of Agricore United will be able to take advantage of "economies of scale" that are not available to either company, standing alone. Agricore United can be more competitive than either "parent." The business case for merging is founded on a simple idea – that as Agricore United, we can earn the same amount of business, at a lower expense than would be incurred by the two companies operating separately. Moreover, by doing so, we can offer our customers a lower cost, more efficient level of service. For shareholders – more than half of whom will be Agricore members on Day One – there is the prospect of significant gain if we can execute on the business plan.

Merging two companies the size of Agricore and UGG is not simple. Tough calls need to be made on a whole host of issues. Management of both companies concur that there is a minimum of $50 million in efficiencies. That means that every week of delay in achieving the available synergies is $1 million in lost opportunity, or about $200,000 per day. Management is therefore committed to a swift integration of the two companies.

Driving us further in this direction are three challenges that are management priorities – both pre-merger and (presumably) post-merger. The first challenge is the drought of 2001. It is evident that the prairie grain harvest will be down this year – the only question is by how much. Obviously, this will have an impact on Agricore United revenues. The merged company will need to deal with this reality, in a decisive way. Agricore United will be able to benefit (at least in part) from the drought "insurance program" that UGG implemented in 1999.

The second challenge is competition. Make no mistake about it, the Western Canadian agricultural industry is highly competitive. In any market, in any industry, people "gun for number one". Agricore United will be number one if the merger proceeds. It is only natural to assume that right now, other companies are planning on how they can gain business from Agricore United – or disable us. Competitors are counting on the supposed distraction and merger process as an opportunity to, in effect, steal business, before Agricore United can be fully organized and ready to "wage war" properly.

The final challenge is the balance sheet. Agricore United will have more debt on the balance sheet than it should have for the longer term.

Should the merger proceed, Agricore United will draw the best from both organizations. Strategically, it will be focused on providing farmers and grain consumers with value – the best combination of cost and service. Operationally, Agricore United will be a company focused on productivity, and getting value for expense.

Final thoughts – on cooperatives and publicly traded companies

Agricore is a cooperative; UGG is publicly traded. The merging of a cooperative with a publicly traded company has raised questions – from both the shareholders of the publicly traded company; and the members of the co-op. I would like to close with a few observations on the topic of being a "cooperative" compared to being "publicly traded."

A few co-op members worry that if we make this change we will have to seek profit – we used to get service at cost! Some institutional shareholders worry about the political pressure from members to pay more for grain, and sell farm supplies for less. These views, at first glance, seem irreconcilable.

The issue is not one of corporate form. Business history is littered with instances where companies – both cooperative and non-cooperative – have lost touch with customers. Success is about knowing customers, and earning business by providing value at a competitive price. The people who make up UGG have worked hard to earn customer support – the growth in UGG's financial results, in tough market conditions, is the critical measure of how well we have done "meeting farmers' business needs". Agricore United will face the same challenge. We can succeed; we will succeed.



Brian Hayward
CEO

Success is about knowing customers, and earning business by providing value at a competitive price.

Management's DISCUSSION & ANALYSIS

The following discussion and analysis should be read in conjunction with the financial statements and notes to the financial statements on pages 26 to 37 of this report. Unless otherwise indicated, references to years relate to the Company's fiscal years ending July 31.



Components of EBITDA (before Unusuals)
for the year ended July 31 (millions of dollars)
70
60
50
40
30
20
10
0
96 97 98 99 00 01
Pre-tax earnings (before Unusuals)
Interest and Securitization
Depreciation



Cash Flow from Operations
for the year ended July 31 (millions of dollars)
40
30
20
10
0
96 97 98 99 00 01
Cash Flow from Operations

Results of Operations

SUMMARY

Despite continuing difficult conditions in Canadian agribusiness, consolidated earnings before interest and taxes, depreciation and amortization, (EBITDA) increased by $15.3 million to a record $64.1 million in 2001.

Depreciation and amortization expenses increased by only $1.8 million to $28.1 million, as capital spending and acquisitions slowed following completion of the Company's infrastructure renewal plan. Consequently, operating income in 2001 improved by $13.5 million to $35.9 million:

- Grain Handling volumes were little changed from 2000 but operating income increased by $12.5 million to $27.9 million as operating expenses continue to be reduced and profit margins recovered from the unusually low levels experienced in 2000.
- Crop Production Services operating income increased from $12.5 million to $13.4 million in 2001. An 18% reduction in canola acreage this year adversely affected seed sales but this was offset by strong growth in fertilizer business.
- Livestock Services earnings increased by $2.2 million to a record $11.4 million, reflecting the benefits of the previously announced feed mill acquisition in Chilliwack, B.C., the new feed mill in Olds and strong earnings from the Company's equity interest in The Puratone Corporation.
- Farm Business Communications operating earnings were reduced slightly from $1.5 million to $1.4 million.

Interest and securitization expenses increased by $1.8 million to $19.1 million, mainly due to pre-2001 levels of capital spending and acquisitions. Nevertheless, earnings before unusual items and income taxes increased by $11.7 million from 2000, to $16.8 million.

Including a net, after-tax charge of $4.6 million in respect of two unusual items and a reduction in income taxes of $6.5 million due to tax rate adjustments concerning future income taxes, Net Income increased by $9.6 million to $11.75 million in 2001.

Cash flow from operations increased by $11 million to a record $39.9 million.

Total capital expenditures, investments and acquisitions were reduced from $56 million in 2000 to $30 million in 2001, bringing total spending since UGG became a public Company on July 28, 1993 to $350 million. The declining level of capital spending reflects substantial completion of the Company's grain handling infrastructure renewal program and current policy to restrain capital spending within cash flow provided by operations.

The Company's financial position is significantly stronger. As a result of the Company's previously announced agreement with Scotiabank to form UGG Financial, leverage has been reduced from 53% to 40%.

SALES

Sales and revenue from services increased to $1.85 billion from $1.78 billion in the previous year. Although Grain Handling volumes decreased by 2%, average commodity selling prices increased 3%, and sales again increased in the other business segments, apart from Farm Business Communications where circulation revenues were down 2%.

Country shipments of wheat and barley on behalf of the Canadian Wheat Board (CWB or the Board) decreased 4% from 2000 but average sales value per tonne was 2% higher; other, non-Board grain shipments increased by 1% and average sales value per tonne was 3% higher. Terminal handlings were 4% higher than in 2000.

Crop Production Services sales advanced by 3%, despite a 23% reduction in seed sales resulting from reduced canola acreage and continuing adverse market conditions. Fertilizer sales were particularly strong, growing by 16%.

Livestock Services feed and ingredient sales increased by 31%. A substantial part of this increase came from the acquisition of the feed mill assets of Pro Form Feeds of Chilliwack, B.C., but sales from the Company's other feed mills continued to grow by 8%. The sale of livestock and swine genetics also more than doubled.

Country Shipments
for the year ended July 31 (millions of tonnes)


96 97 98 99 00 01
Non Board
Board

Country Shipments and Components of Gross Profit and Revenue from Services for Grain Handling
for the year ended July 31 (millions of dollars, shipments in millions of tonnes)


120
90
60
30
0
96 97 98 99 00 01
Operating Income (EBIT)
Depreciation
Operating Expenses
Country Shipments

OPERATING HIGHLIGHTS

For the years ended July 31 (in thousands)	2001	2000
GRAIN HANDLING AND MARKETING		
Value of grain sold	$ 1,245,883	$ 1,230,820
Grain handling revenues	$ 104,468	$ 98,052
Divisional earnings before interest, taxes and allocation of corporate costs	$ 27,866	$ 15,321
Country shipments ('000 tonnes)	4,845	4,932
Terminal handlings ('000 tonnes)	3,408	3,285
CROP PRODUCTION SERVICES		
Sales	$ 313,913	$ 304,278
Gross profit & revenue from services	$ 65,813	$ 62,071
Divisional earnings before interest, taxes and allocation of corporate costs	$ 13,415	$ 12,452
LIVESTOCK SERVICES		
Feed and other sales	$ 167,391	$ 127,555
Livestock sales	$ 27,981	$ 21,877
Total sales	$ 195,372	$ 149,432
Gross profit & revenue from services	$ 41,518	$ 31,579
Divisional earnings before interest, taxes and allocation of corporate costs	$ 11,358	$ 9,120

Crop Production Services Sales and Components of Gross Profit and Revenue from Services
for the year ended July 31 (millions of dollars)


70
60
50
40
30
20
10
0
96 97 98 99 00 01
Operating Income (EBIT)
Depreciation
Operating Expenses
Sales

Livestock Services Sales and Components of Gross Profit and Revenue from Services
for the year ended July 31 (millions of dollars)


45
30
15
0
96 97 98 99 00 01
Operating Income (EBIT)
Depreciation
Operating Expenses
Sales

Components of Operating Income (EBIT) (before Unusual Items and Tax Rate Adjustment)
for the year ended July 31 (millions of dollars)


45
30
15
0
96 97 98 99 00 01
Net Income
Income Taxes
Interest

SEGMENT INFORMATION

As at July 31 (in thousands)	2001	2000
OPERATING INCOME (LOSS)		
Grain Handling and Marketing	$ 27,866	$ 15,321
Crop Production Services	$ 13,415	$ 12,452
Livestock Services	$ 11,358	$ 9,120
Farm Business Communications	$ 1,360	$ 1,465
Corporate and Other	$ (18,064)	$ (15,917)
	$ 35,935	$ 22,441

OPERATING INCOME BEFORE UNUSUAL ITEMS

Gross profit and revenue from services increased by 9% to $222 million from $203 million in 2000. Grain handling gross profit and revenue from services increased by $6.4 million, reduced country handling volumes being offset by higher terminal shipments and a modest increase in margins per tonne. Crop Production Services gross profit and revenue from services increased by $3.7 million, largely reflecting the improved fertilizer sales. Livestock Services gross profit increased by $9.9 million, reflecting strong sales growth in both feed and livestock. Farm Business Communications revenue declined marginally as a result of the revenue reduction. Lower gains on capital asset disposals were principally responsible for a reduction in Corporate and other revenue, from $2 million in 2000 to $1.2 million in 2001.

Operating, general and administrative expenses, excluding depreciation and amortization, increased by 2.5% in 2001. Excluding the operating expenses of companies acquired in 2001, operating expenses were reduced by 2% despite higher volumes of activity in the principal business segments.

Depreciation and amortization of $28.1 million was $1.8 million higher than in 2000.

Operating income before unusual items, interest and taxes consequently increased to $35.9 million, from $22.4 million in 2000.

Grain Handling and Marketing earnings increased to $27.9 million in 2001 from $15.3 million in 2000; the $6.4 million improvement in gross profit and revenue from services was enhanced by $6.1 million reduction in operating expenses including depreciation and amortization. Since the restructuring plan started in 1996, the annualized reduction in grain handling expenses before depreciation and amortization amounts to over $13 million and has reached almost $10 million after depreciation and amortization.

Crop Production Services earnings increased from $12.5 million in 2000 to $13.4 million in 2001: a $2.8 million increase in operating expenses, attributable to higher depreciation and amortization and incorporating the acquired company's costs, reduced the increase in operating income. While sales and preliminary market share indicators both show positive trends, this segment is still experiencing a cyclical reduction in profit margins.

Livestock Services earnings increased to $11.4 million in 2001 from $9.1 million in 2000, the substantial increase in gross profit and revenue from services being only partially offset by increased variable manufacturing expenses on higher production.

Farm Business Communications earnings of $1.4 million were slightly lower than 2000 earnings of $1.5 million, with reduced expenses partially offsetting the decline in advertising and circulation revenues.

Corporate and Other expenses increased from $17.9 million in 2000 to $19.3 million in 2001, largely due to increased depreciation expense and interest accrued on potential tax reassessments.

INTEREST

Interest and securitization expenses of $19.1 million, an increase of $1.8 million from $17.3 million in 2000, consisted of $6.4 million on short-term debt, $3.7 in securitization expenses, and interest of $12.0 million on long-term debt, less $2.9 million of carrying charges recovered in respect of grain purchased on behalf of the CWB.

Securitization expenses in 2001 were $2.5 million lower than in the previous year, following cancellation of the receivables securitization program on October 31, 2000 in anticipation of establishing UGG Financial. Lower CWB inventories also resulted in a reduction of $8.3 million in the average utilization level of the related securitization program.

Average short-term debt of $112 million during 2001 was $45 million higher than the previous year. The increase was largely due to the interim financing required for the six-month period between the elimination of the receivables securitization program and the creation of UGG Financial.

Interest on long-term debt decreased by $400,000 over 2000 due to the $14 million repayment of long-term debt earlier this year.

Carrying charges recovered from the CWB in respect of grain purchased on their behalf declined by $0.4 million in 2001. The average level of inventory held for the account of the CWB was 18% lower than in 2000.

The 60% increase in operating income combined with an increase of only 10% in interest and securitization expenses, resulted in an increase in interest coverage (the ratio of operating income before unusual items to interest and securitization expenses) to 1.9 times in 2001 from 1.3 times in 2000. The ratio of operating earnings before depreciation and amortization to interest and securitization expenses increased to 3.3 times from 2.8.

EARNINGS BEFORE UNUSUAL ITEMS AND INCOME TAXES

With an increase of $13.5 million in operating income offset by only $1.8 million in higher interest and securitization expenses, pre-tax income before unusual items increased to $16.8 million from $5.1 million in 2000.

UNUSUAL ITEMS

Two unusual, non-recurring items were recorded in 2001. In 1995 and 2000, the Company announced plans to consolidate its country elevator facilities from 220 at July 31, 1995 to approximately 100 locations by July 31, 2001 and provided for the associated restructuring costs in those years. The number of elevators was reduced to 89 by July 31, 2001. The Company has now provided a further $15 million for the closure of a further 47 locations, substantially completing the rationalization of its network. The provision largely represents a write-down of the book value of the assets involved but also includes dismantle and other related costs, most of which are expected to occur in fiscal 2002 and 2003. Also during 2001, the Company annuitized its defined benefit obligations under one of its pension plans. As a result, the Company is required to recognize a non-cash increase in its deferred pension asset of $6.8 million. The net cost (after tax) of the two unusual items was $4.6 million.

Crop Production Services – Sales
for the year ended July 31
(millions of dollars)


300
225
150
75
0
96
97
98
99
00
01
Seed
Fertilizer
Chemicals
Other

Crop Production Services – Gross Margin
for the year ended July 31
(millions of dollars)


60
45
30
15
0
96
97
98
99
00
01
Seed
Fertilizer
Chemicals
Other

Segmented Operating Income
for the year ended July 31
(millions of dollars)


60
45
30
15
0
96
97
98
99
00
01
Grain Handling
Crop Production Services
Livestock Services
Farm Business Communications

INCOME TAXES

The Company was in the unusual position of having a net income tax recovery of $3.1 million on earnings after unusual items of $8.6 million. As a result of reductions in current and future income tax rates, $6.5 million was released from future income tax liabilities. Excluding this adjustment to normal income taxes, the effective rate on earnings before income taxes and unusual items was 38.8% (2000 – 51.4%).

NET EARNINGS FOR THE YEAR

Net earnings in 2001 of $11.8 million, or $0.63 per share, were $9.6 million higher than the previous year's net earnings of $2.2 million, or $0.06 per share. Before unusual items and the $6.5 million release of deferred taxes, net earnings were $9.9 million, or $0.52 per share, in 2001 compared to $2.2 million, or $0.06 per share, in 2000.

Adjusted Leverage Ratio (%)
as at July 31


60
50
40
30
20
10
0
96 97 98 99 00 01
Adjusted Leverage Ratio (%)

Liquidity and Capital Resources

SHARE CAPITAL AND RETAINED EARNINGS

Share capital of $159 million at July 31, 2001 includes a net reduction of $108,000 reflecting the exercise of executive stock options and issuance of shares under the directors' share compensation plan, less $374,000 in respect of shares repurchased by the Company under the Normal Course Issuer Bid announced in June 2000.

Retained earnings of $75 million were $8 million higher than a year earlier. In compliance with a new accounting standard for income taxes, retained earnings at August 1, 2000 were increased by $1.5 million with a corresponding reduction in future income tax liabilities. Net earnings of $11.7 million for the year, less dividends of $5.2 million on the preference and common shares, accounted for the other $6.5 million increase in retained earnings. Retained earnings were also depleted by a premium over book value of $43,000 paid on shares repurchased under the Company's normal course issuer bid.

SHORT-TERM DEBT

The Company has a revolving line of credit with three Canadian chartered banks which enables it to borrow amounts based on qualifying accounts receivable and inventories to a maximum of $150 million. Loans under this facility are secured by an assignment of accounts receivable and inventories. The banking facilities require the Company to maintain a working capital ratio of more than 1.1 to 1 and shareholders' equity greater than $100 million. At July 31, 2001 the working capital ratio was 1.4 to 1 and shareholders' equity was $234.2 million. At that date the Company had operating and other short-term loans outstanding of $60 million, a reduction of $6 million from a year earlier. This reduction largely reflected the extent to which cash flow from operations, less dividends, together with a modest decrease in working capital, exceeded capital expenditures and acquisitions and the repayment of $13.8 million of long-term debt.

SECURITIZATION

In February, 2001, the Company and Scotiabank agreed to form UGG Financial, under which Scotiabank, instead of UGG, provides the credit for the Company's crop input customers. As a result, the Company no longer had a reason to securitize (or sell on a revolving, limited recourse basis) up to $150 million of its trade accounts receivable; that arrangement was cancelled on October 31, 2000. The Company, however, has continued its agreement which enables it to securitize up to $150 million receivable in respect of its right to proceeds from the delivery of grain held in accordance with a contract between the Company and the CWB. This securitization program resulted in a reduction in short-term borrowings of $25 million at July 31, 2001, compared to $180 million a year earlier in both the trade receivables and CWB inventory securitization programs. Under the terms of the remaining securitization agreement, the Company remains responsible for delivering the grain on behalf of the purchasers.

LONG-TERM DEBT

Long-term debt, including the current portion, was $136 million at July 31, 2001 compared to $150 million a year earlier. A $14 million repayment due on March 31, 2001 on the first $100 million tranche of long-term debt was repaid during the year. Annual installments of $14 million will be paid each year with the balance payable in 2006. The additional $50 million long-term loan raised in 1999 is repayable in full in 2006.

WORKING CAPITAL

Accounts receivable and prepaid expenses decreased by $13 million to $115 million during the year. Inventory held on behalf of the CWB and not securitized decreased by $10 million to $8 million at July 31, 2001. Company-owned grain inventory of $43 million was $24.5 million higher. Other inventories increased by $9 million to $79 million. Payables and accruals increased by $18 million to $114 million during 2001.

Excluding grain held on behalf of the CWB for which carrying charges are recovered from the Board, non-cash working capital increased by $3 million to $123 million.

CAPITAL EXPENDITURE AND ACQUISITIONS

Capital expenditure in 2001 totaled $18 million compared to $48 million in the previous year.

In addition, the livestock feed mill assets and business operations of Pro Form Feeds, an operating division of Agro Pacific Industries Ltd., and 100% of the shares of Big Yield Ag Services Inc., a crop inputs retailer in Wilkie, Saskatchewan, were acquired during the course of the year at a total cost of $11.3 million, including debt assumed.

As indicated last year, the Company is pursuing a policy of ensuring that capital spending and acquisitions do not exceed cash flow from operations for such time as the current weakness in Canadian agricultural markets persists.

Risks

The Company manages risk and risk exposures through a combination of insurance, derivative financial instruments, its system of internal controls and sound operating practices.

The effect of *weather conditions* on farm output represents a significant operating risk to the volume of grain handled and related revenues earned at country elevators and port terminals. *Weather, the market prices of grain, total volume of grain production and mix of Board and non-Board grain* produced, in turn affect the volumes and mix of crop production input sales. The Company's elevators and crop input distribution facilities are geographically dispersed throughout the prairie provinces, diversifying the exposure to some of these risks.

International grain supply and demand and the strength of the CWB's export program can also affect the volume of Canadian grain exports and, therefore, the volume of grain handled. In order to provide a substantial amount of protection against revenue losses due to unusually low grain handling volumes, the Company announced in November 1999 that it was implementing an Integrated Risk Financing Program. This program, which also provides insurance coverage for most of the Company's property and casualty risks, became effective December 31, 1999.

To the extent that they are not incorporated in the Integrated Risk Financing Program, the Company employs a number of other, different

Capital Expenditures, Investments & Business Acquisitions and EBITDA
for the year ended July 31
(millions of dollars)



90
75
60
45
30
15
0
96 97 98 99 00 01
Capital Expenditures, Investments and Business Acquisitions
EBITDA

Capital Expenditures, Investments & Business Acquisitions and Depreciation
for the year ended July 31
(millions of dollars)



90
75
60
45
30
15
0
96 97 98 99 00 01
Capital Expenditures, Investments and Business Acquisitions
Depreciation

insuring and retention arrangements to actively manage its *property, business interruption, boiler, marine, liability, fidelity, environmental, surety, employee accident and automobile risks* and minimize the overall, long-term cost.

Exposure to *inventory losses* is managed through a variety of quality control processes, inventory management and shipping practices, ongoing staff training, and facilities management and maintenance. The Company complies with environmental regulations and uses special storage facilities and transportation methods to manage exposures from certain *environmental hazards* associated with the storage and handling of fertilizers and crop protection products.

UGG uses derivative financial instruments to manage *market risks resulting from fluctuations in underlying interest rates, foreign exchange rates and commodity prices.* Fundamentally, UGG attempts to mitigate risk wherever possible. Where available, derivative instruments are effective in minimizing these risks by creating essentially equal and offsetting market exposures. The derivative financial instruments held by UGG are principally held for purposes other than derivatives trading. If UGG did not use financial instruments, its exposure to market risk would be greater.

RISK MANAGEMENT

The Company's Risk Management Committee (consisting of the Chief Executive and Chief Financial Officers and a number of senior managers of the Company) is responsible for identifying the risks faced by the Company, determining the materiality of those risks and recommending appropriate policies to the Board of Directors to reasonably contain the risks which can be managed. The Committee also provides direction to management on risk management strategies, the use of risk management products, specific exposure limits and approved counterparties. In addition, it determines that responsibility for specific risks is clearly delegated and that there are appropriate internal controls and monitoring systems in place to ensure that defined policies and procedures are adhered to.

MARKET RISK

A significant source of the Company's revenue is earned by Grain Handling and Merchandising. Earnings in this sector of the business fluctuate in relation to the volume of grain handled and the margin earned on merchandising open market (non-Board) grains. In the case of Board grains, the Company earns storage and handling tariffs from the CWB which are established independently of the market price for the grain. Board grains represented 59% of total grain handled by UGG in 2001 (60% in 2000).

The Company utilizes exchange traded futures contracts wherever possible to manage the exposure associated with fluctuations in the cash price of non-Board grains. In so doing, the Company assumes a basis risk to the extent that the two do not change by directly equivalent amounts. Where exchange traded futures for a particular commodity are not available or where the liquidity of a particular exchange traded future is volatile, UGG develops cross hedges using futures contracts for similar or related products. While the utilization of such hedges reduces exposure to price risk, exposure to basis risk increases, although not proportionately. The Company retains any remaining commodity risks. The Company also employs forward sales contracts to hedge prices for the sale of grain, forages and special crops, forward purchase contracts to fix costs of supply of livestock feed inputs and prepaid purchases of crop production inputs with future delivery dates.

FOREIGN EXCHANGE RISK

As a significant portion of the Company's net revenues are effectively denominated in U.S. dollars, the Company uses forward exchange contracts and options to hedge this exposure.

INTEREST RATE RISK

To mitigate this risk, the floating interest rate on the first $100 million tranche of the Company's term loan has been fixed through an interest rate swap with a Schedule One bank at an average rate of 8.99% for the term of the loan. The additional $50 million term loan raised in July, 1999 carries an average, fixed interest rate to maturity of 7.25%. The Company has also hedged part of its exposure to fluctuations in short-term interest rates and securitization expenses by placing interest rate swaps with Schedule One banks on $10 million at an effective rate of 6.88% with an average term at July 31, 2001 of less than one year. The Company also manages the interest rate term risk on its short-term borrowings by using a combination of cash instruments, futures, options and forward rate agreements.

CREDIT RISK

UGG is exposed to credit risk in the event of nonperformance by its counterparties. However, the Company enters into over-the-counter derivative contracts only with pre-authorized counterparties where agreements are in place. UGG monitors the credit ratings of its counterparties on an ongoing basis and no provision has been made in respect of credit losses on derivative contracts as UGG does not anticipate any nonperformance. The Company also requires additional collateral in the form of letters of credit or cash deposits where large grain sale contracts with a particular customer potentially involve concentration of risk.

Exchange traded futures contracts used to hedge future revenues in the Company's grain business are not subject to any significant credit risk as the changes in contract positions are settled daily.

UGG manages its exposure to potential credit risk in respect of trade receivables contracts through a rigorous analysis of outstanding positions, payment and loss history, and ongoing credit reviews of all significant contracts. The absence of significant financial concentration of such receivables limits its exposure to credit risk. With the formation of UGG Financial, the Company has limited its exposure to credit risk by limiting the recourse to the financial institution for indemnification of losses incurred on certain accounts receivable. The Company also insures a portion of its trade receivables through the Export Development Corporation.

REGULATORY ENVIRONMENT

Risks and uncertainties associated with World grain markets affect a country's and a company's ability to compete. Specifically, the following are the more significant factors which may affect international grain trade:

- WTO (World Trade Organization) rules and compliance with the 1994 GATT agreement
- Economic aid and political stability of grain producing and importing nations
- Changes in the levels of subsidies paid by governments to domestic producers in the various grain exporting nations

The Canadian grain industry and rail transportation, upon which the industry depends, are highly regulated. Deregulation has, however, been taking place for a number of years, although mainly in ways which UGG anticipated and has positioned itself to take advantage of. In 1998 the Hon. Justice Willard Estey tabled recommendations to the Federal Government for further liberalization of grain handling and transportation regulations. The Hon. Arthur Kroeger was subsequently appointed to conduct consultations with the industry to determine how to implement these recommendations and his report was submitted in 1999. However, the Federal Government determined to largely disregard the Estey/Kroeger recommendations and the opportunity to move to a market-driven grain handling and transportation system was missed in legislation passed by Parliament in 2000. This delay in further liberalization of grain trading and transportation regulations will adversely affect the Company's ability to fully achieve potential gains in market share and profitability.

Competition

GRAIN HANDLING

UGG – with an approximate market share of 15% – has numerous vigorous competitors in the Canadian grain handling industry, including Saskatchewan Wheat Pool and Agricore, each of which handles more grain than UGG; and James Richardson International, Cargill Limited, N.M. Paterson & Sons, Parrish & Heimbecker, Louis Dreyfus and many other smaller companies, each of which handles less grain than UGG. The recent introduction of a grain tendering process by the Canadian Wheat Board and revisions to the rail car allocation policy are likely to enhance the competitive environment.

Over the past 40 years, while the volume of grain handled has increased, the number of elevator facilities operating across the prairies has dropped significantly – part of an ongoing process of rationalization within the industry. UGG's relatively high and continuing investment in its country elevator system enables the Company to increase handling capacity and lower handling and transportation costs per tonne. UGG's elevators are also geographically dispersed across the prairies, unlike a number of its competitors, broadening its access to the market, the variety of grains it can source and minimizing its risk from regionally adverse growing conditions.

CROP INPUTS

UGG's Crop Production Services division competes against other grain companies, international seed companies and numerous independent retailers in supplying seed, fertilizers and crop protection products to farmers. The development of a variety of distinctive new seed products, sold under the Proven Seed brand, combined with attractive contracting programs offered to farmer customers, differentiate the products and services provided by UGG.

LIVESTOCK SERVICES

The Livestock Services division competes with public and private grain and feed companies, swine breeding stock suppliers and independent retailers. Competition is strong and there is ongoing consolidation of the industry through mergers, acquisitions and mill shutdowns. The benefits of improved volumes, plant operating efficiencies and margins, resulting in part from the 1993 rationalization of UGG's feed mill operations and augmented by the acquisition in 1995 of two additional feed mills, the construction of a new feed mill in 1999/2000, the acquisition in 1999 and increase in 2000 of a minority interest in Puratone, and the acquisition of the feed mill assets of Pro Form Feeds in 2001, are being demonstrated in compound annual growth in operating income of 33% during the last eight years.

Subsequent Event

Pursuant to the decision by UGG and Agricore to combine its business operations and form Agricore United, and subject to final review by federal competition authorities, UGG will issue 20,539,095 limited voting common shares to Agricore's stakeholders at a price based on the trailing 20 trading days prior to close, expected on or about November 1, 2001. Existing short- and long-term bank credit facilities for UGG and Agricore totaling $272 million and $380 million respectively, will be replaced by new facilities of $470 million negotiated for Agricore United with a group of lenders, including institutions currently providing financing to the separate companies. The reduction in Agricore United's credit facilities will be accommodated by UGG Financial. In addition, Agricore has sought the consent of its Noteholders to continue the existing financing of $100 million in favour of Agricore United while credit facilities of Agricore subsidiaries will be unaffected by the transaction.

| Management's Responsibility for Financial Reporting |

The management of United Grain Growers Limited is responsible for the preparation and presentation of the accompanying financial statements and all of the information contained in this annual report. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles which recognize the necessity of relying on management's judgment and best estimates. Financial information contained throughout this annual report is consistent with these financial statements.

To fulfill its responsibility and ensure integrity of financial reporting, management maintains a system of internal accounting controls and an internal audit department to review systems and controls on a regular basis. These controls, which include a comprehensive planning system and timely reporting of periodic financial information, are designed to provide reasonable assurance that the financial records are reliable and form a proper basis for the accurate preparation of financial statements.

Final responsibility for the financial statements and their presentation to shareholders rests with the Board of Directors. The Audit Committee of the Board of Directors, consisting of non-management directors, oversees management's preparation of financial statements and financial control of operations. The Audit Committee meets separately with management, the Company's internal auditors, and the Company's independent auditors, PricewaterhouseCoopers LLP, to review the financial statements and recommend approval by the Board of Directors.



Brian Hayward,
Chief Executive Officer



Chief Financial Officer

| Auditors' Report |

To the Shareholders of United Grain Growers Limited:

We have examined the consolidated balance sheets of United Grain Growers Limited as at July 31, 2001 and 2000 and the consolidated statements of earnings and retained earnings and consolidated statement of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2001 and 2000 and the results of its operations and the changes in its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Chartered Accountants
Winnipeg, Canada
September 19, 2001

| Consolidated Balance Sheets |

As at July 31 (in thousands)	2001	2000
ASSETS		
Current Assets		
Cash	$ 779	$ 13,340
Accounts receivable and prepaid expenses *(note 4)*	114,881	128,126
Inventories *(note 5)*	130,827	106,604
Future income taxes *(note 15)*	10,111	—
	256,598	248,070
Capital Assets *(note 6)*	291,137	307,202
Other Assets *(note 7)*	55,547	44,159
	$ 603,282	599,431
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Bank and other loans *(note 9)*	$ 59,983	66,352
Accounts payable and accrued expenses	109,126	91,440
Dividends payable	5,308	5,315
Current portion of long-term debt *(note 10)*	14,075	14,072
	188,492	177,179
Long-term Debt *(note 10)*	122,387	136,198
Employee Future Benefits *(note 8)*	8,631	8,293
Future Income Taxes *(note 15)*	49,621	51,488
Shareholders' Equity		
Share capital *(note 14)*	159,232	159,340
Retained earnings	74,919	66,933
	234,151	226,273
	$ 603,282	$ 599,431

Approved by the Board



Ted Allen, Director

Terry Youzwa, Director

Consolidated Statements of Earnings and Retained Earnings

For the years ended July 31 (in thousands)	2001	2000
Sales and revenue from services *(note 11)*	$ 1,854,934	$ 1,779,789
Gross profit and revenue from services	222,161	203,071
Operating, general and administrative expenses	(158,088)	(154,250)
Earnings before interest, taxes, depreciation & amortization	64,073	48,821
Depreciation and amortization	(28,138)	(26,380)
Operating income	35,935	22,441
Interest and securitization expenses *(note 13)*	(19,139)	(17,350)
Earnings before income taxes and unusual items	16,796	5,091
Unusual items *(note 19)*	(8,158)	(595)
Recovery of (provision for) income taxes *(note 15)*		
Unusual items	3,549	587
Earnings before unusual items	(441)	(2,900)
Net earnings for the year *(note 1)*	11,746	2,183
Retained earnings, beginning of year		
As previously reported	66,933	74,198
Accounting changes *(note 20)*	1,498	(4,323)
As restated	68,431	69,875
Premium on shares repurchased	(43)	(20)
Dividends	(5,215)	(5,105)
Retained earnings, end of year	$ 74,919	$ 66,933

Consolidated Statements of Cash Flows

For the years ended July 31 (in thousands)	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net earnings for the year	$ 11,746	$ 2,183
Adjustments for:		
Depreciation and amortization	28,138	26,380
Employee future benefits	(1,662)	(644)
Future income taxes and investment tax credits (recovery) expense	(4,343)	4,066
Equity earnings from investments, net of dividends	(820)	(1,241)
Loss (gain) on disposal of capital assets	2,264	(1,796)
Loss from unusual items net of tax	4,609	8
Cash flow provided by operations *(note 1)*	39,932	28,956
Changes in non-cash working capital	8,375	(19,832)
	48,307	9,124
CASH FLOWS FROM INVESTING ACTIVITIES		
Business acquisitions *(note 3)*	(11,342)	(5,222)
Capital asset expenditures	(18,316)	(48,361)
Proceeds from disposal of capital assets, net	672	2,206
Increase in other assets	(5,484)	(7,439)
	(34,470)	(58,816)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in bank and other loans	(6,369)	54,658
Decrease in long-term debt	(13,808)	(73)
Share capital issued (redeemed), net	(151)	336
Dividends	(5,315)	(5,301)
	(25,643)	49,620
Change in cash position	(11,806)	(72)
Cash, at beginning of year	13,340	13,443
Debt assumed	(755)	(31)
Cash, at end of year	$ 779	$ 13,340
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION		
Cash (paid) recovered during the year		
Interest	$ (17,838)	$ (16,753)
Income taxes	$ (8,174)	$ 1,427

1. Earnings Per Share

For the years ended July 31	2001	2000
Earnings per share (before unusual items, net of tax)	$ 0.91	$ 0.06
Unusual Items per share, net of tax (note 19)	(0.28)	—
Earnings per share	$ 0.63	$ 0.06

Earnings per share is derived by deducting annual dividends on preferred shares from earnings for the year, and dividing this total by the weighted average of limited voting common shares outstanding during the year.

For the years ended July 31	2001	2000
Cash flow provided by operations per share (before unusual items net of tax)	$ 2.31	$ 1.66
Cash flow from unusual items per share net of tax	—	—
Cash flow provided by operations per share	$ 2.31	$ 1.66

Cash flow per share is derived by deducting annual dividends on preferred shares from cash flow provided by operations, and dividing this total by the weighted average of limited voting common shares outstanding during the year.

2. Significant Accounting Policies

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada which require United Grain Growers Limited ("the Company") to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses and disclosures of contingencies. Actual results could differ from these estimates.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries:

- Unifeed Limited and its wholly owned subsidiary Hart Feeds Limited
- Big Yield Ag Services Inc.

REVENUE RECOGNITION

Revenue is recognized upon shipment of goods or provision of services.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used by the Company to reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices. In the normal course, the Company does not hold or issue derivative financial instruments for derivative trading purposes.

Interest Rate Swap Contracts – The differentials to be received or paid under interest rate contracts are recognized in income over the life of the contracts as adjustments to interest expense. Gains and losses on termination of contracts are deferred and amortized to income over the remaining life of the contract or the related debt, whichever is earlier.

Foreign Exchange Contracts – Gains and losses on contracts designated as hedges of existing assets and liabilities are used to offset gains and losses resulting from the underlying hedged transactions. The foreign exchange contracts and the underlying hedged assets are marked to market monthly and the resulting gains and losses are netted and recognized as a current period transaction.

INVENTORIES

Amounts receivable in respect of grain held for the account of The Canadian Wheat Board ("Board"), in accordance with the terms of a handling agreement between the parties, are valued on the basis of Board initial prices less handling costs.

Company-owned grain inventories include both hedged and non-hedged commodities. Hedgeable grain inventories are valued on the basis of closing market quotations less handling costs and also reflect gains and losses on open grain purchase and sale contracts to the extent these positions have been hedged. Non-hedgeable grains are valued at the lower of cost or market.

Farm supply, seed, feed and livestock inventories are valued at the lower of cost or net realizable value.

CAPITAL ASSETS

Capital assets are recorded at cost, which includes interest incurred on major construction projects, reduced by investment tax credits claimed. The Company uses a combination of straight line and diminishing balance methods of providing depreciation over the estimated useful lives of the assets as follows:

- Country elevator, feed mill and warehouse properties and equipment – *4% to 10% Diminishing Balance*
- High-throughput elevator properties and equipment – *2% to 5% Straight Line*
- Terminal elevator properties and equipment – *2% to 10% Straight Line*
- Specified computer equipment – *Three years Straight Line*
- Other equipment, furniture and fixtures – *20% Diminishing Balance*

OTHER ASSETS

Deferred Charges – Deferred systems development costs related to developing major new computer systems are amortized over a three-year period.

Deferred varietal development costs incurred under agreements for the development of proprietary seed varieties are amortized over a four-year period.

Deferred swine breeding development costs related to the establishment of Unipork Genetics™, a swine breeding operation, are amortized over five years.

Deferred pension costs represent pension funding in excess of pension costs.

Deferred financing costs related to the acquisition of a long-term credit facility are amortized over the term of the facility.

Trade Investments – Trade investments include the Company's non-controlling interest in The Puratone Corporation and 50% ownership in Benson-Quinn – GMS Inc. These investments are accounted for using the equity method. The Company's non-controlling interest in Prince Rupert Grain Terminal is recorded at nominal value. All other trade investments are recorded at cost.

Intangible Assets – Intangible assets include contracts, customer and supplier lists, leases and goodwill, which are amortized on a straight-line basis over ten years. Goodwill represents the excess of the purchase price over the fair values assigned to identifiable net assets acquired. The Company assesses whether there has been a permanent impairment in the carrying value of goodwill based on the fair value of the related business operations. Any resulting change would be charged to income in the current year.

EMPLOYEE FUTURE BENEFITS

The Company provides two pension plans for employees *(note 8)*. Other post-employment benefits, largely in respect of extended health plans and life insurance, are also provided to eligible employees upon retirement. The cost of all future benefits is accrued in the period in which the employee services are rendered, based on actuarial valuations.

Pension fund assets are valued at market values. Any excess net actuarial gains or losses over 10% of the greater of the accrued benefit obligation and the market value of plan assets, together with the transitional asset that resulted on the adoption of the new accounting standard, are being amortized over the average remaining service period of active employees expected to receive benefits under the benefit plan.

INCOME TAXES

Income taxes are provided for using the asset and liability method of accounting. Under this method, future income taxes are recognized for temporary differences between the accounting and tax bases of the Company's assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. For fiscal 2000, income taxes were provided for using the deferral method.

3. Business Acquisitions

In February of 2001, UGG's wholly owned subsidiary, Unifeed Limited, acquired the net assets and business operations of Pro Form Feeds, an operating division of Agro Pacific Industries Ltd. Also in February of 2001, the Company acquired 100% of the shares of Big Yield Ag Services Inc., a crop input retailer located in Wilkie, Saskatchewan. The acquisitions are accounted for using the purchase method and the results of operations of these businesses are included in the consolidated financial statements from the respective dates of acquisition.

These transactions, along with the business acquisitions made in 2000, are summarized as follows:

As at July 31 (in thousands)	2001	2000
Net assets acquired		
Receivables, inventories and capital assets	$ 11,859	$ 4,874
Intangible assets	238	561
Liabilities assumed	—	(182)
Cash position assumed	(755)	(31)
Cash consideration	$ 11,342	$ 5,222

4. Accounts Receivable

In prior years, the Company had an agreement with a certain financial institution to sell, on a limited recourse basis, up to $150 million of undivided interests in certain trade accounts receivable on a revolving basis ("securitized amounts"). The Company chose not to extend this agreement, which expired on October 31, 2000. In 2000, accounts receivable were reported net of securitized amounts of $148.5 million less a holdback of $13.5 million. The related net cost up to October 31, 2000 has been included in interest and securitization expenses in the consolidated statements of earnings and retained earnings.

On February 5, 2001, the Company finalized an agreement with another financial institution to provide credit for qualifying agricultural producers. The agreement with the financial institution is effective for a period of 5 years and may be renewed for a further 5 year period or terminated at an earlier date by either party.

On March 29, 2001, the Company sold an initial portfolio of trade accounts receivable to the financial institution for net proceeds of $21.5 million. On June 23, 2001, the Company sold a second portfolio of trade accounts receivable for net proceeds of $14.9 million.

Under the terms of the sale agreements, the Company has agreed to indemnify the financial institution for a portion of future losses incurred on the portfolio to a maximum of 5% of the net proceeds received on the sale. No indemnity has been paid or accrued at July 31, 2001.

Concentrations of credit risk on trade accounts receivable and notes due from customers are indicated in the following table by the percentage of the total balance receivable from customers in the specified categories.

As at July 31	**2001**	2000
Grain Handling	**20%**	9%
Crop Production Services	**30%**	77%
Other	**50%**	14%

5. Inventories

Grain held for the account of The Canadian Wheat Board represents the amount receivable in respect of grain purchased on the Board's behalf. The Company has an agreement with a financial institution ("the Purchaser") under which the Company may sell, with limited recourse on a revolving basis up to $150 million, the right to receive proceeds arising from the delivery of grains that are held in accordance with a grain handling contract between the Company and The Canadian Wheat Board ("securitized amounts"). The agreement with the Purchaser expires on July 31, 2002, although it may be terminated at an earlier date by either party. Under the terms of the agreement, the Company is responsible for fulfilling its obligations under the grain handling contract entered into with The Canadian Wheat Board.

The grain held for the account of The Canadian Wheat Board is reported net of securitized amounts of $24.8 million (2000 – $44.5 million). The net cost of these transactions is included in interest and securitization expenses in the consolidated statements of earnings and retained earnings.

Inventory is comprised of the following:

As at July 31 (in thousands)	**2001**	2000
Grain held for the account of the Canadian Wheat Board, net	**$ 8,426**	$ 18,006
Company-owned grain	**43,041**	18,569
Farm supplies, seed, feed and livestock	**79,360**	70,029
	$ 130,827	$ 106,604

6. Capital Assets

As at July 31 (in thousands)	**2001**		2000	
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Country elevator, feed mill and warehouse properties and equipment	**$ 323,568**	**$ 110,877**	$ 326,770	$ 99,611
Terminal elevator properties and equipment	**122,100**	**85,156**	121,814	82,671
Other equipment	**76,815**	**35,313**	72,840	31,940
	$ 522,483	**$ 231,346**	$ 521,424	$ 214,222
Net book value	**$ 291,137**		$ 307,202	

7. Other Assets

As at July 31 (in thousands)	2001	2000
Deferred Charges:		
Systems development costs	$ 4,358	$ 2,508
Varietal development costs	2,389	2,056
Swine breeding development costs	53	598
Pension costs	24,877	16,067
Financing and other costs	1,753	849
Trade Investments	13,895	13,033
Intangible Assets	8,222	9,048
	$ 55,547	$ 44,159

8. Employee Future Benefits

The Company maintains two pension plans for employees. One of these plans was converted from a defined benefit plan to a defined contribution whereby all contributions for services after the conversion date were paid into the member's defined contribution account. At the time of the conversion, active members were also given a one-time option to transfer their accrued pension benefit to the defined contribution account. A defined benefit component of the plan remains, covering a closed group of members.

The second plan is a defined benefit pension plan. This plan and the remaining defined benefit component of the converted plan, provide pensions based on length of service and final average earnings.

The Company's net benefit plan income is as follows:

Pension Benefits

For the years ended July 31 (in thousands)	2001	2000
Current service cost	$ (249)	$ (124)
Interest cost	(5,171)	(7,089)
Expected return on plan assets	8,308	9,737
Amortization of transitional asset	1,536	—
Amortization of gains	—	555
Settlement gain	6,810	10,405
Net benefit plan income (defined benefit component)	$ 11,234	$ 13,484
Defined contribution component expense	(2,423)	(2,435)
Total Net Benefit Plan Income	$ 8,811	$ 11,049

Other Future Benefits

For the years ended July 31 (in thousands)	2001	2000
Current service cost	$ (257)	$ (268)
Interest cost	(570)	(527)
Amortization of gains	22	—
Total Net Benefit Expense	$ (805)	$ (795)

Information about the Company's defined benefit pension arrangements, in aggregate, is as follows:

As at July 31, 2001 (in thousands)	*Pension Benefits*	*Other Future Benefits*
ACCRUED BENEFIT OBLIGATION		
Balance, beginning of year	$ 78,141	$ 8,293
Current service cost	307	257
Interest cost	3,539	570
Benefit improvement	493	—
Benefits paid	(8,184)	(467)
Actuarial loss	10,799	(22)
Settlement	(64,857)	—
Balance, end of year	$ 20,238	$ 8,631
PLAN ASSETS		
Fair value, beginning of year	$ 118,507	$ —
Actual return on plan assets	2,640	—
Employer contributions to:		
Defined contribution component	(2,371)	—
Other benefits	—	467
Employee contributions	97	—
Benefits paid	(7,532)	(467)
Settlement	(58,047)	—
Fair value, end of year	$ 53,294	$ 0
FUNDED STATUS		
Plan surplus (deficit)	$ 33,056	$ (8,628)
Unamortized transitional asset	(8,305)	—
Unamortized net gains	126	—
Deferred Pension Asset (Liability)	$ 24,877	$ (8,628)

The significant weighted-average assumptions used in measuring the Company's pension and other obligations as at July 31, 2001 were as follows:

	Pension Benefits	*Other Future Benefits*
Discount rate	7.05%	6.50%
Expected long-term rate of return on plan assets	7.50%	—
Rate of compensation increase	5.00%	5.00%

AS AT JULY 31, 2000

As permitted under the new accounting recommendations, prior year financial statements have not been restated. Accordingly, the following amounts and disclosures reflect the former recommendations of the CICA:

Actuarial present value of accrued pension obligations	$ 78,141
Smoothed m arket value of pension fund assets	$ 93,406

9. Bank and Other Loans

The Company has a revolving credit facility based on bankers acceptances and prime rates with three Canadian chartered banks for up to the lesser of $150 million or a margin based on qualifying receivables and inventories. Inventories and certain accounts receivable have been pledged as security for bank loans.

10. Long-Term Debt

Long-term debt is comprised of the following:

As at July 31 (in thousands)	2001	2000
Term loan	$ 136,000	$ 150,000
Other long-term debt	462	270
Total term debt	136,462	150,270
Less: current portion	14,075	14,072
	$ 122,387	$ 136,198

The floating rate term loan of $86 million (2000 - $100 million) at 5.62% (2000 – 6.99%) is repayable in equal annual installments of $14 million which commenced in 2001, with the balance payable in 2006. The additional term loan of $50 million carries an average fixed interest rate to maturity of 7.25%, repayable in 2006. These loans are secured by a demand debenture for $150 million, which includes a fixed charge on the Vancouver terminal facility and a floating charge over all other assets. Other long-term debt is repayable within two years. The fair value of long-term debt approximates its carrying amounts.

Interest rate swaps of $86 million at 8.99% (2000 – $100 million at 8.87%) with Schedule One banks are used to hedge the floating interest rate component of long-term debt. The fair value of the interest rate swap obligation is $6.57 million as at July 31, 2001 (2000 – $5.24 million).

11. Sales and Revenue from Services

Sales and revenue from services include export sales of $445,583,000 (2000 – $482,655,000). It also includes the sales value of grain purchased for the account of and delivered to The Canadian Wheat Board of $527,413,000 (2000 – $536,785,000).

12. Related Party Transactions

The Company has transactions with related parties in the normal course of operations at commercial amounts and terms. Related parties include Prince Rupert Grain, The Puratone Corporation *(note 2)*, and Archer Daniels Midland Company, and its respective subsidiaries and associated companies.

Total sales to related parties were $60,824,000 (2000 – $40,406,000) and total purchases from related parties were $35,312,000 (2000 – $12,192,000). As at July 31, 2001, accounts receivable from and accounts payable to related parties totalled $ 880,000 (2000 – $ 1,375,000) and $235,000 (2000 – $ 7,000), respectively.

13. Interest and Securitization Expenses

As at July 31 (in thousands)	2001	2000
Interest on:		
Long-term debt	$ 12,010	$ 12,395
Short-term debt	6,353	2,032
Securitization expenses	3,725	6,255
CWB carrying charge recovery	(2,949)	(3,332)
	$ 19,139	$ 17,350

14. Share Capital

MEMBERSHIP

The Company is governed by the United Grain Growers Act under which it has both members and shareholders. Members are customers of the Company and are entitled to elect 12 directors, who must be members of the Company. The Company's limited voting common shareholders are entitled to elect three directors, who cannot be members. Members who are not shareholders are not entitled to participate in any profit or distribution of the Company.

EMPLOYEE SHARE PURCHASE PLAN

Under the terms of the Company's employee share purchase plan (ESPP), qualifying employees may contribute from 1% to 7% of their basic earnings to the ESPP, with the Company contributing an amount equal to 50% of all employee contributions. Contributions are used to acquire shares, either from the open market or from the Company, based on share trading prices on The Toronto Stock Exchange.

EXECUTIVE STOCK OPTION PLAN

Under the terms of the executive stock option plan eligible executives of the Company are entitled to receive options to acquire limited voting common shares. The following stock options are outstanding at July 31, 2001:

Date Granted	*Number of Shares*	*Exercise Price*	*Expiry Date*	*% Vested*
Dec. 13/96	98,090	$10.20	2006	100%
Sept. 18/97	91,285	$13.10	2002	100%
Sept. 17/98	132,653	$11.50	2008	60%

MEMBER SHARE PURCHASE PLAN

Under the Company's member share purchase plan (MSPP), eligible members may contribute to the MSPP by way of a cash payment or cash ticket deduction payment. Contributions and dividends paid are used to acquire shares, either from the open market or from the Company, based on share trading prices on The Toronto Stock Exchange.

DIRECTORS' SHARE COMPENSATION PLAN

Under the directors' share compensation plan (DSCP), the Company pays its directors a minimum of 25% and a maximum of 50% of their annual compensation through the issuance from treasury of limited voting common shares, based on share trading prices on The Toronto Stock Exchange.

NORMAL COURSE ISSUER BID

The Company purchased 64,100 shares under a normal course issuer bid program on the Toronto Stock Exchange which commended on June 28, 2000 and terminated on June 27, 2001.

As at July 31 (in thousands, except number of shares)	2001		2000	
	# of shares	Value	# of shares	Value
Authorized				
Preferred shares, issuable in series	**unlimited**		unlimited	
Limited voting common shares	**unlimited**		unlimited	
Issued and Outstanding				
Series "A" convertible preferred shares non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24				
Opening balance	**1,105,268**	**$ 22,105**	1,105,442	$ 22,109
Converted to common shares	**(17)**	**—**	(174)	(4)
Closing balance	**1,105,251**	**$ 22,105**	1,105,268	$ 22,105
Limited voting common shares				
Opening balance	**16,820,506**	**$ 137,235**	16,779,886	$ 136,875
Issued				
Upon conversion of preferred shares	**17**	**1**	174	4
Executive stock option plan	**18,000**	**155**	53,274	458
Directors share compensation plan	**12,001**	**110**	5,472	47
Normal course issuer bid	**(45,800)**	**(374)**	(18,300)	(149)
Closing balance	**16,804,724**	**$ 137,127**	16,820,506	$ 137,235
Total		**$ 159,232**		$ 159,340

The issued and outstanding common shares along with securities convertible into common shares are as follows:

As at July 31 (in thousands)	2001	2000
Issued and outstanding limited voting common shares	16,804,724	16,820,506
Securities convertible into common shares:		
Series "A" Convertible Preferred Shares non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	1,105,251	1,105,268
Stock Options	322,028	368,794
	18,232,003	18,294,568

15. Income Taxes

As discussed in note 20, the Company adopted the new CICA recommendations on accounting for income taxes on August 1, 2000. The standard was applied retroactively, however as permitted under the new rules, comparative information has not been restated.

(a) The Company's income tax recovery (expense) consists of the following:

As at July 31 (in thousands)	2001	2000
	Liability Method	*Deferral Method*
Current Income Tax Expense	(4,971)	969
Future Income Tax Benefit (Expense)		
On unusual items	3,549	587
Other	4,530	(3,869)
Income tax recovery (expense)	3,108	(2,313)

(b) The Company's effective tax rate is determined as follows:

As at July 31 (in thousands)	2001	2000
	Liability Method	*Deferral Method*
Income Tax expense at a combined statutory rate of 43.6% (2000 – 44.8%)	(3,773)	(2,013)
Manufacturing & Processing Deduction	539	555
Large Corporation Capital Tax	(993)	(1,100)
Tax Paid Equity Earnings	187	585
Rate Reduction on Future Income Taxes	6,456	—
Miscellaneous	692	(340)
Provision for Income Taxes	3,108	(2,313)

(c) Significant components of the Company's future tax assets and liabilities at July 31, 2001 are as follows:

As at July 31, 2001 (in thousands)	
Future Tax Assets:	
Reserves & other liabilities	10,676
Other post retirement benefits	3,193
Other temporary differences	1,071
	14,940
Future Tax Liabilities:	
Capital assets	26,004
Trade investments	16,369
Deferred pension costs	9,453
Other deferred charges	1,356
Other	1,268
	54,450
Net Future Tax Liability	39,510
Comprised of:	
Future Tax asset - current	10,111
Future Tax Liability - non-current	49,621

16. Commitments and Contingencies

The Company has operating leases, with terms ranging up to 20 years, for office premises and equipment, various storage facilities and sites, application equipment and licensed vehicles under leases. Future minimum payments under these leases are as follows:

As at July 31 (in thousands)	
2002	$ 6,394
2003	4,991
2004	3,592
2005	2,692
2006	2,281
After 2006	1,314
	$ 21,264

The Company is contingently liable under guarantees given to third-party lenders who have provided long-term financing to certain independent producers. These guarantees total approximately $2.8 million as at July 31, 2001 (2000 – $3.2 million).

Under the terms of an agreement with a financial institution (as described in note 4), the Company agreed to indemnify the financial institution for a portion of future losses incurred on an accounts receivable portfolio to a maximum limit of 5% of outstanding credit. At July 31, 2001 the accrual for the contingent portion on the outstanding indemnity is $53,000.

As of July 31, 2001 there are claims against the Company in varying amounts for which no provisions in the financial statements are considered necessary. It is not possible to determine the amounts that may ultimately be assessed against the Company with respect to these claims – but management believes that any such amounts would not have a material impact on the business or financial position of the Company – or the occurrence of the confirming future event is not determinable.

17. Segment Information

The Company has four reportable business segments operating primarily in Western Canada: Grain Handling, Crop Production Services, Livestock Services, and Farm Business Communications. Grain Handling revenues are earned from the sourcing of grain from producers for delivery to end-users. Crop Production Services revenues are earned from the production and sale of crop inputs products and services through retail centres and country elevators. Livestock Services revenues are derived from the manufacture and sale of livestock feed and related services, and from swine breeding stock production and marketing. Farm Business Communications revenues are earned from subscription and advertising sales through the publication of farm magazines and periodicals.

Segment information is summarized as follows:

As at July 31 (in thousands)	2001	2000
Gross profit and revenue from services:		
Grain Handling	$ 104,468	$ 98,052
Crop Production Services	65,813	62,071
Livestock Services	41,518	31,579
Farm Business Communications	9,167	9,341
Corporate and Other	1,195	2,028
	$ 222,161	$ 203,071
Operating income (loss):		
Grain Handling	$ 27,866	$ 15,321
Crop Production Services	13,415	12,452
Livestock Services	11,358	9,120
Farm Business Communications	1,360	1,465
Corporate and Other	(18,064)	(15,917)
	$ 35,935	$ 22,441
Assets:		
Grain Handling	$ 273,949	$ 281,394
Crop Production Services	163,768	183,302
Livestock Services	110,153	86,412
Farm Business Communications	697	552
Corporate and Other	54,715	47,771
	$ 603,282	$ 599,431

18. Financial Instruments

FORWARD FOREIGN EXCHANGE CONTRACTS

Foreign currency amounts are translated at the balance sheet date. The "sell" amounts represent the Canadian dollar equivalent of commitments to sell foreign currency.

As at July 31 (in thousands)	Type	12 mos
US dollars	Sell	$ 87,563
Deutschmark	Sell	$ 1,375
Euro	Sell	$ 4,823

FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The following summarize the major methods and assumptions used in estimating the fair values of financial instruments:

- Short-term financial instruments are valued at their carrying amounts included in the balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments.

- Rates currently available to the Company for long-term debt with similar terms and remaining maturities are used to estimate the fair value of existing borrowings as the present value of expected cash flows.
- The fair value of derivatives generally reflects the estimated amounts that the Company would have to pay, or would receive, upon termination of the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts.
- Interest rate swaps of $10 million at an effective rate of 6.88% (2000 – $20 million at 6.85%), which mature over a two-year period ending June 28, 2002, are used to hedge the floating interest rate component of bank and other loans and the floating discount rate on securitized amounts. The fair value of the interest rate swap obligations is $(159,328) as at July 31, 2001 (2000 – $19,000). Interest rate swaps are with Schedule One banks.

19. Unusual Items

JULY 31, 2001

i) Under the terms of a comprehensive restructuring plan, which is expected to be fully implemented by the end of fiscal 2004, the Company will substantially complete the rationalization of its country operations. The related provision of $15 million ($8.8 million after tax) represents the estimated asset write-downs, dismantling costs and other cash expenses at 47 locations.

ii) During the year, the Company approved the purchase of non-participating insurance contracts on behalf of the retirees in one of its defined benefit plans *(note 8)*. To facilitate the purchase, a lump sum transfer from the defined benefit plan assets, representing the partial settlement of the plan's obligations was made on July 31, 2001. As a result of this partial settlement, a related proportion of previously unamortized gains could no longer be deferred and accordingly, the Company recognized a non-cash increase in the deferred pension asset and a related non-cash gain on settlement of $6.8 million ($4.2 million after tax).

JULY 31, 2000

i) The Company converted one of its defined benefit plans to a defined contribution plan effective January 1, 1999. During fiscal 2000, a lump sum transfer was made to the defined contribution account, representing the aggregate liability due to members electing to transfer their accrued pension benefit to the new account. As a result of this settlement of part of the plan's defined benefit obligations, a related proportion of previously unamortized experience gains was recognized as a non-cash increase in the deferred pension asset. Accordingly, an amortization adjustment of $10.4 million ($5.67 million after-tax) was recorded.

ii) The Company underwent a restructuring plan during fiscal 2000 to rationalize its operations at 43 locations. A provision of $11 million ($5.68 million after-tax) was booked representing estimated asset write-downs, dismantling costs and other cash expenses.

20. Accounting Changes

A) FUTURE INCOME TAXES

Effective August 1, 2000, the Company changed its accounting policy and adopted the new CICA recommendations on accounting for income taxes. The new standard requires the implementation of the asset and liability method of accounting for income taxes *(note 2)*. The financial statements for the period ended July 31, 2001 have been prepared on the new basis without restatement of the prior period. The retained earnings as at August 1, 2000 have increased by $1.5 million with a corresponding net decrease to future income taxes.

B) EMPLOYEE FUTURE BENEFITS

Effective August 1, 1999, the Company changed its accounting policy for other post-employment benefits to recognize the cost of these benefits as a charge to income in the period in which the employee services are rendered. The change was applied retroactively without restatement, resulting in a charge to retained earnings at August 1, 1999 of $4.3 million (net of future taxes of $3.6 million).

Commencing August 1, 2000, the Company changed its accounting policy and adopted the new CICA recommendations on accounting for employee future benefits *(note 2)*. The requirements of the standard were adopted on a prospective basis.

21. Subsequent Event

On July 27, 2001, UGG's Board of Directors approved a plan to combine with Agricore Cooperative Ltd. ("Agricore") to form a company that will operate as Agricore United. The plan was publicly announced on July 30, 2001. On August 30, 2001, Agricore's shareholders and farmer-elected delegates voted in favour of the transaction. Subject to final review by the federal competition authorities, UGG will issue 20,539,095 limited voting common shares to Agricore's stakeholders, at a price based on the trailing 20 trading days prior to close, expected on or about November 1, 2001.

| Statistical Summary |

since becoming a public company on July 28, 1993

For the years ended July 31 (in thousands except per share amounts)	2001	2000
OPERATING		
Gross profit and revenue from services	$ 222,161	$ 203,071
Earnings before interest, taxes and depreciation (EBITDA)	64,073	48,821
Depreciation and amortization	28,138	26,380
Interest and securitization expenses	19,139	17,350
Earnings before income taxes and unusual items	16,796	5,091
Unusual items (including restructuring costs)	8,158	595
Net earnings (loss)	11,746	2,183
Cash flow provided by operations	39,932	28,956
FINANCIAL		
Working capital	$ 68,106	$ 70,891
Total investment in capital assets		
Gross	522,483	521,424
Net	291,137	307,202
Total assets	603,282	599,431
Total debt (short-term financing and long-term debt)	211,042	217,069
Shareholders' equity	234,151	226,273
RATIOS		
Current ratio	1.36	1.40
Adjusted leverage ratio	39.88%	52.82%
Return on average common equity before unusual items	7.33%	0.52%
Per share*		
Earnings (loss), before unusual items (net of tax)	0.91	0.06
Cash flow provided by operations	2.31	1.66
Book value**	13.07	12.62
OTHER DATA		
Capital expenditures and business acquisitions	$ 29,742	$ 56,366
Country shipments (thousands of tonnes)	4,844	4,932
Terminal handling (thousands of tonnes)	3,408	3,285
Licensed grain storage capacity (year-end, thousands of tonnes)		
Country elevators	692	787
Terminal elevators	424	424
Number of elevators	84	102
Monthly weighted average limited voting common shares outstanding (thousands)*	16,818	16,820
Trading activity (TSE):		
High	12.26	12.00
Low	8.52	7.85
Year-end	12.26	9.25
Volume (thousands of shares)	1,548	558
Employees	1,561	1,585

* Share and per share information (except book value) is calculated using the weighted monthly average number of limited voting common shares outstanding.

** Book value per share is derived by dividing shareholders' equity at year-end by the total number of limited voting common shares outstanding at year-end as if the preferred shares had been converted on a 1:1 basis.

1999	1998	1997	1996	NOTE 1995	RESTATED 1994
$ 195,458	$ 211,391	$ 208,743	$ 191,975	$ 180,952	$ 156,030
42,897	60,899	55,390	40,198	30,573	25,538
20,787	17,242	16,336	16,108	15,422	12,926
14,043	11,731	14,110	16,025	14,869	8,840
8,067	31,926	24,744	8,065	282	3,772
—	—	4,521	—	12,527	2,022
3,575	16,332	9,059	5,851	(7,385)	153
29,852	35,871	32,770	21,322	16,177	12,533
$ 119,249	$ 136,155	$ 101,790	$ 71,557	$ 44,573	$ 75,028
480,604	408,650	368,276	357,901	355,440	317,294
287,442	226,304	193,323	190,308	182,079	158,228
544,480	499,412	470,016	502,732	524,412	553,246
165,578	99,581	115,992	217,741	241,842	269,433
233,182	234,611	161,290	133,694	130,620	140,516
2.09	2.14	1.62	1.32	1.16	1.25
48.81%	41.81%	50.70%	60.14%	58.39%	44.57%
1.17%	8.69%	8.51%	4.30%	(2.20%)	0.06%
0.15	0.91	0.89	0.45	(0.18)	0.01
1.72	2.08	2.66	1.94	1.47	1.30
13.04	13.14	11.72	11.49	11.35	12.39
$ 91,049	$ 53,760	$ 21,904	$ 26,826	$ 43,894	$ 27,725
4,455	4,986	5,376	5,164	6,222	5,679
3,016	3,064	3,192	2,626	3,599	3,127
831	823	864	973	1,069	1,099
424	424	424	424	424	424
128	145	152	173	220	224
16,749	16,737	11,861	10,375	10,213	8,714
13.00	16.65	16.00	10.20	9.00	11.00
8.75	12.00	8.50	6.50	6.75	6.63
9.00	12.45	14.15	8.55	7.38	7.00
1,580	4,928	5,983	1,173	2,216	2,900
1,671	1,583	1,544	1,509	1,537	1,531

Note: The Company's revenue recognition policy was changed in 1995.
The numbers for 1994 have been restated to conform with this change in accounting policy.

Committee PROFILES

Agricultural Policy Committee

Comprised of the twelve directors of the Board who are elected by the members of the corporation, our farmer customers, the purpose of the Agricultural Policy Committee is to advance and promote the interests of UGG's customers in agricultural policy areas and advise management on related issues. The Committee is guided by the advice of our members, expressed in resolutions passed at our Annual Members' Meetings.

T. M. (TED) ALLEN
President and Chairman of the Board
Agricultural Policy Committee Chairman
Executive Committee Chairman

Ted Allen has been the President and Chairman of the Board of UGG since 1990 and an elected Director of UGG since 1973. From 1985 to 1988 he was the Chairman of the Canada Grains Council. Mr. Allen has also served as a chairman or member of numerous other organizations.

Audit Committee

The Audit Committee consists of three member directors, who are active farmers, and two directors who are elected to the Board by shareholders. All are independent from UGG's management. The Committee's responsibilities include reviewing and approving financial statements for quarterly and annual reports. The Committee also oversees and monitors the Company's risk management policies.

TERRY YOUZWA
Audit Committee Chairman
Executive Committee member

Our Saskatchewan Vice-President, Terry Youzwa is a farmer at Nipawin, Saskatchewan. Mr. Youzwa was first elected to the Board of Directors for UGG in 1990. Mr. Youzwa also represents UGG on the Soil Conservation Council of Canada.

Compensation/Pension Committee

The Compensation/Pension Committee is comprised of three member directors and one external director who review significant Compensation and Pension matters. The Committee recommends executive and employee compensation policies and monitors the corporation's pension plan, to ensure all compensation and pension policies are fair and appropriate.

KEN MOTIUK
Compensation and Pension Committee Chairman
Executive Committee member

Ken Motiuk grows wheat, peas and canola at Mundare, Alberta, where he also owns cattle and has partnerships in hog operations. Mr. Motiuk, our Alberta Vice-President, was elected to UGG's Board of Directors in 1990. He is also a member of the Alberta Grain Commission, the Alberta Economic Development Authority and a former Public Governor of the Winnipeg Commodity Exchange.

Environment Committee

Comprised of five member directors, the Environment Committee reviews and monitors UGG's compliance with regulatory requirements and industry standards, training for staff and related policies and procedures on a regular basis. This is intended to ensure that all of our divisions operate safely and with environmental responsibility.

WAYNE DRUL
Environment Committee Chairman
Compensation and Pension Committee member
Executive Committee member

Wayne Drul operates a diversified grain and oilseeds farm at Oakburn, Manitoba. Elected to the UGG Board of Directors in 1994, Mr. Drul is our Manitoba Vice-President. He also represents UGG as a Director with the Flax Council of Canada.

Executive Committee

The Executive Committee is comprised of the President and Chairman of the Board as well as the three Provincial Vice-Presidents and one other director appointed by the Board. The Executive Committee recruits External Directors except those nominated by Archer Daniels Midland, our major strategic partner. The Committee is responsible for corporate governance practices as well as the assessment of Director performance. The Committee is chaired by Ted Allen.

Grants, Donations & Education Committee

The Grants, Donations & Education Committee of the Board of Directors is comprised of four member directors. UGG pursues the following corporate policy:

- The corporation intends to donate annually to charitable and non-profit groups the equivalent of at least 1% of its three year average domestic pre-tax profit;
- The corporation encourages personal charitable giving by its employees and supports their volunteer involvement with such organizations

Targeting Farm Safety, Agriculture in the Classroom, 4-H and other youth programs, education and planned projects relating to the agricultural industry, this Committee fulfils UGG's commitment to the community by reviewing and approving requests for funding from a portion of the funds earmarked for charitable purposes.

MAURICE LEMAY
Grants, Donations and Education Committee Chairman
Audit Committee member

A diversified farmer since 1986, Maurice A. Lemay was elected to the Board of Directors of UGG in 1994. He was a UGG Local Board Director from 1987 to 1998. Mr. Lemay is also the UGG representative on the Canadian Grain Commission – Western Grain Standards Committee.

Member Advisory Group Review Committee

The Member Advisory Group Review Committee is currently comprised of two member directors who monitor the structure of the Member Advisory Groups, which promote the involvement of members in our business activities. This Committee seeks ways to enhance the vital advisory role played by UGG's customers. Due to the passing away of member director Bernie Mackay in 2001, the Committee currently does not have a chairman.

OFFICERS and DIRECTORS

OFFICERS

Theodore M. Allen
Chairman and President

Brian Hayward
Chief Executive Officer

Peter G.M. Cox
Chief Financial Officer

Tom Kirk
Corporate Secretary

DIRECTORS

Theodore M. Allen ◘
Chairman and President
Calgary, Alberta

Wayne W. Drul ◘ ⌐
Manitoba Vice President
Oakburn, Manitoba

Kenneth M. Motiuk ◘ ⌐
Alberta Vice President
Mundare, Alberta

Terry V. Youzwa • ◘
Saskatchewan Vice President
Nipawin, Saskatchewan

Gordon Cresswell
Tisdale, Saskatchewan

Craig L. Hamlin ⌐
Leawood, Kansas

Brett Halstead
Nokomis, Saskatchewan

Burnell D. Kraft •
Decatur, Illinois

Maurice A. Lemay •
Tangent, Alberta

Jeffrey E. Nielsen
Olds, Alberta

Henry J. Penner •
Morden, Manitoba

Ernest J. Sirski ◘ ⌐
Dauphin, Manitoba

Spence Sutter
Redvers, Saskatchewan

F. William Woodward •
Calgary, Alberta

• Member of the Audit Committee
◘ Member of the Executive Committee
⌐ Member of the Compensation/Pension Committee

Shareholder INFORMATION

AUDITORS
PricewaterhouseCoopers LLP

BANKS
Royal Bank of Canada
Toronto Dominion Bank
The Bank of Nova Scotia

STOCK EXCHANGES
Toronto Stock Exchange
Stock symbol: UGG

TRANSFER AGENT
ComputerShare Trust
Company of Canada

ADDRESS FOR SHAREHOLDER INQUIRIES
United Grain Growers Limited
TD Centre
201 Portage Avenue
P.O. Box 6600
Winnipeg, Manitoba
Canada R3C 3A7

Telephone: (204) 944-2214
Toll free: 1-800-661-4844
Facsimile: (204) 944-2257

www.ugginvestor.com

Incorporated July 20, 1906

ANNUAL MEETING
The annual shareholders' meeting will be held at 9:30 a.m., Wednesday, November 7, 2001 at the Saskatoon Inn, 2002 Airport Drive, Saskatoon, Saskatchewan

TRADEMARKS
List of trademarks used in this report:

UGG Financial'
Proven® Seed
Pioneer Hi-Bred*
Unipork Genetics*
Scotiabank*


UGG

Meeting Farmers' Business Needs

www.ugginvestor.com